Filed Pursuant to Rule 433

Registration No. 333-249838

Issuer Free Writing Prospectus dated October 26, 2022

Relating to Preliminary Prospectus Supplement dated October 26, 2022

PRICING TERM SHEET

DATED OCTOBER 26, 2022

$750,000,000 6.750% SENIOR NOTES DUE 2029

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated October 26, 2022 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (Nasdaq: MU)

Pricing Date:	October 26, 2022

Closing Date:*	October 31, 2022 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Net Proceeds:	Micron estimates that the net proceeds from the sale of the notes, after deducting underwriter discounts and other estimated offering expenses, will be approximately $744 million.

Ratings:**	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB (Stable) (Fitch Ratings Inc.) BBB- (Positive) (S&P Global Ratings)

Securities:	6.750% Senior Notes due 2029 (the “notes”)

Principal Amount:	$750,000,000

Maturity Date:	November 1, 2029

Interest Rate:	6.750% per year

Interest Payment Dates:	May 1 and November 1, beginning May 1, 2023, accruing from October 31, 2022

Record Dates:	April 15 and October 15

Price to Public:	99.873% of the principal amount

Underwriting Discount:	0.400% per note

Benchmark Treasury:	UST 3.875% due September 30, 2029

Benchmark Treasury Price / Yield:	98-16+ / 4.123%

Spread to Benchmark Treasury:	+265 basis points

Yield to Maturity:	6.773%

CUSIP Number:	595112BV4

ISIN Number:	US595112BV48

Redemption at Micron’s Option:	Prior to the Par Call Date, Micron may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (A)(i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 40 basis points, less (ii) interest accrued to the date of redemption, and (B) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption. On or after the Par Call Date, Micron may redeem the notes in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. The “Par Call Date” for the notes means September 1, 2029 (two months prior to the maturity date).

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Wells Fargo Securities, LLC

ANZ Securities, Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:	Academy Securities, Inc. Siebert Williams Shank & Co., LLC

* It is expected that delivery of the notes will be made against payment therefor on or about October 31, 2022, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the date that is two business days before delivery will be required, by virtue of the fact that the notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, BofA Securities, Inc. toll-free at 1-800-294-1322 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.